SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series IV Fixed Rate Notes in a principal amount of US$ 17,842,061, due 2012.

CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Fixed Rate Series IV Notes in a principal amount of U$S 17,842,061 due 2012

The Company informs that on April 18, 2011, will start the payment of the third installment of interests related to the Series IV Notes issued on July 21, 2010.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)

Date of effective payment:	April 18, 2011

Number of service to be paid:	Third installment of interests

Period comprised by the payment:	January 17, 2011/April 18, 2011

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in Pesos at the Applicable Exchange Rate.

Capital Outstanding:	U$S 17,842,061

Annual Nominal Interest:	7.75%

Interest being paid:	US$ 344,742.84

Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the people at whose name the Notes were registered on April 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: April 20, 2011.